Exhibit 12.1

Ratio of earnings to fixed charges-229.503(d)

	2000	2001	2002	2003	2004	9 mo 2004	9 mo 2005
Fixed rent expense	36,392	39,072	62,066	78,007	87,659	65,204	73,339
Principal	24,263	26,049	41,379	52,007	58,442	43,471	48,895
Interest	12,129	13,023	20,687	26,000	29,217	21,732	24,444

total	36,392	39,072	62,066	78,007	87,659	65,204	73,339

Fixed charges:
Portion of rent expense representative of interest	12,129	13,023	20,687	26,000	29,217	21,732	24,444
Capitalized interest	3,097	1,885	2,126	5,634	3,197	2,298	4,265
Interest expensed	38,044	29,787	68,972	55,575	53,392	41,084	35,166

Total fixed charges (1)	53,270	44,695	91,785	87,209	85,806	65,114	63,875

Earnings:
Earnings before income taxes	274,629	291,416	443,629	488,434	577,389	416,806	424,243
Fixed charges	53,270	44,695	91,785	87,209	85,806	65,114	63,875
Amortization of Capitalized interest	1,929	2,001	1,994	2,631	2,973	2,230	2,661
less:
Capitalized interest	(3,097)	(1,885)	(2,126)	(5,634)	(3,197)	(2,298)	(4,265)

Total earnings	326,731	336,226	535,282	572,639	662,971	481,852	486,514

Ratio of earnings to fixed charges	6.1	7.5	5.8	6.6	7.7	7.4	7.6
Insufficiency of earnings to cover fixed charges	—	—	—	—	—	—	—